Exhibit 21.1

INTERNAP CORPORATION
LIST OF SUBSIDIARIES

Name of Entity	Jurisdiction

Internap Connectivity LLC	Delaware
Internap Japan Co., Ltd.*	Japan
Internap Network Services (Australia) Co. Pty. Ltd.	Australia
Internap Network Services B.V.	Netherlands
Internap Network Services Canada	Canada
Internap Network Services (HK) Limited	Hong Kong
Internap Network Services (Singapore) Pte Limited	Singapore
Internap Network Services U.K. Limited	United Kingdom
Internap Technologies (Bermuda) Limited	Bermuda
iWeb Intellectual Property Inc.	Quebec, Canada
iWeb Peering Corporation	Delaware
iWeb Technologies Inc.	Quebec, Canada
Ubersmith, Inc.	Delaware

* Not wholly-owned.